OncoVista Innovative Therapies, Inc.
14785 Omicron Drive, Suite 104, San Antonio, Texas 78245

January 10, 2008

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:	OncoVista Innovative Therapies, Inc. (the “Company”) Registration Statement on Form SB-2 (File No. 333-147360)

Ladies and Gentlemen:

The Company respectfully requests that the above-referenced registration statement be declared effective at 12:00 pm on Friday, January 11, 2008, or as soon thereafter as reasonably practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ONCOVISTA INNOVATIVE THERAPIES, INC. By: /s/ Alexander L. Weis Alexander L. Weis, Ph.D. Chief Executive Officer